September 28, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 28, 2005 (Notice of Dissolution of the U.S. Business Holding Company)
2. Press Release dated September 28, 2005 (Joint-Venture Production and Sales of Cast Rolls for Steel Rolling)

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

September 28, 2005
Sumitomo Metal Industries, Ltd.

Notice of Dissolution of the U.S. Business Holding Company

We hereby notify that, at the Board Meeting held on September 28, 2005, we passed a resolution to dissolve our subsidiary, Sumitomo Metal USA Corporation (SMU hereinafter) as follows:

1. Reason for Dissolution

   To improve efficiency in controlling our businesses in the U.S.

2. Profile of SMU

(1) Location:	Illinois, USA
(2) Representative:	Atsushi Nakamura, President
(3) Date of Foundation:	March 1989
(4) Description of Business:	Holding company of businesses in the U.S.
(5) Amount of Capital:	US$ 222,000
(6) Shareholders:	100% owned by Sumitomo Metal Industries, Ltd.

3. Schedule for Dissolution

September 30, 2005	Resolution on dissolution at SMU's extraordinary shareholders' meeting
End of December, 2005	Dissolution of SMU

4. Impact on Profits and Losses

   We expect approximately JPY 17 billion extraordinary loss on a non-consolidated basis. On a consolidated basis, the loss was already posted on our financial statements in previous fiscal years. Those were factored into the outlook for business performance in the current fiscal year ending March 31, 2006, announced on September 8, 2005.

September 28, 2005

Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.

Joint-Venture Production and Sales of Cast Rolls for Steel Rolling

Nippon Steel Corporation (Location: Chiyoda-ku, Tokyo, President: Akio Mimura, hereinafter referred to as Nippon Steel) and Sumitomo Metal Industries, Ltd. (Location: Chuo-ku, Osaka, President: Hiroshi Tomono, hereinafter referred to as Sumitomo Metals) have agreed on the basic policy for the establishment of a joint venture to be launched next April. It will integrate and consolidate the production and sales of cast rolls for steel rolling between Nippon Steel Hyper Metal Corporation, a wholly owned subsidiary of Nippon Steel (Location: Tobata-ku, Kitakyushu-shi, Fukuoka Prefecture, President: Masataka Hase, hereinafter referred to as Hyper Metal) and Kantoc Roll, Ltd., a wholly owned subsidiary of Sumitomo Metals (Location: Wakayama-shi, Wakayama Prefecture, President: Jun Inoue, hereinafter referred to as Kantoc).

Since rolls for steel rolling are essential components that affect and influence the quality of steel sheets and production capacity, the two companies have studied in depth the ways and means to strengthen the production and sales operations of rolls for steel rolling, based on the assumption that the steel business must establish a system that will ensure stable procurement of competitive rolls.

As far as concrete policies are concerned, casting facilities now individually owned in their factories (Hyper Metal: Tobata, Kantoc: Wakayama) will be consolidated into Tobata after the establishment of the joint venture. Equipment will be transferred from Wakayama to Tobata and certain facilities in Tobata factory will be upgraded so that the bottlenecked process in the factory will be rectified, boosting the integrated production capacity.

In addition, quality will be further improved through technology fusion of the two companies and strengthening the capacity for technological development. As a result, rolls with better quality and service will be offered not only to Nippon Steel and Sumitomo Metals but also to other domestic and foreign steel making companies.

Meanwhile, production and sales operations of Kantoc's 'forged rolls for steel rolling' will be continuously operated and developed by Sumitomo Metals and Kantoc.

Nippon Steel and Sumitomo Metals will keep working to expand and deepen collaborative measures and policies to augment the advantages and benefits accruing to both companies.

For any inquiries, please contact:

Nippon Steel Corporation:

Public Relations Center, General Administration Division, TEL 03-3275-5022

Sumitomo Metal Industries, Ltd.:

Public Relations Group, Public Relations and Investors Relations Department, TEL 03-4416-6115

(Reference)

Nippon Steel Hyper Metal Corporation

Headquarters:	46-59, Nakabaru, Ooaza, Tobata-ku, Kitakyushu-shi, Fukuoka
Date of Foundation:	December 2001
Shareholders:	100% owned by Nippon Steel Corporation
Amount of Capital:	0.38 billion yen
President:	Masataka Hase
Description of Business:	Manufacture and sales of cast rolls for steel rolling
Sales:	5.3 billion yen (year ended March 2005)
Production Volume:	11,900 tons (year ended March 2005)
Number of Employees:	180

Kantoc Roll, Ltd.

Headquarters:	1850, Minato, Wakayama-shi, Wakayama
Date of Foundation:	December 2003
Shareholders:	100% owned by Sumitomo Metal Industries
Amount of Capital:	0.16 billion yen
President:	Jun Inoue
Description of Business:	Manufacture and sales of cast/forged rolls for steel rolling, maintenance and repair of rolls
Sales:	4.8 billion yen (year ended March 2005) including 1.9 billion yen from casting rolls
Production Volume:	7,200 tons (year ended March 2005) including 3,500 tons for cast rolls
Number of Employees:	160 including 30 employees for the cast rolls division

New company (Tentative name: Nippon Steel & Sumikin Rolls Corporation)

Headquarters:	46-59, Nakabaru, Ooaza, Tobata-ku, Kitakyushu-shi, Fukuoka
Shareholders:	80% owned by Nippon Steel Corporation, and 20% by Sumitomo Metal Industries, Ltd.
Description of Business:	Manufacture and sales of cast rolls for steel rolling
Sales:	8 billion yen (forecast for the year ending March 2007)

Production Volume:Approx. 15,000 tons